SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                            ____________________

                                SCHEDULE 13G
                               (Rule 13d-102)

                  INFORMATION TO BE INCLUDED IN STATEMENTS
                FILED PURSUANT TO RULES 13d-1(b) (c) and (d)

                           Falmouth Bancorp, Inc.
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                              (Name of Issuer)

                   Common Stock, par value $0.01 per share
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                       (Title of Class of Securities)

                                 306763-10-3
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                               (CUSIP Number)

                              November 18, 1999
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           (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      [ ]  Rule 13d-1(b)
      [x]  Rule 13d-1(c)
      [ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1     NAME OF REPORTING PERSON
      SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Voluntary)

      Santo P. Pasqualucci
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                       (a)
                                                       (b)
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3     SEC USE ONLY

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4     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
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                    5     SOLE VOTING POWER

                          53,232
                    --------------------------------------------------------
   NUMBER OF        6     SHARED VOTING POWER
     SHARES
  BENEFICIALLY            28,902
    OWNED BY        --------------------------------------------------------
      EACH          7     SOLE DISPOSITIVE POWER
   REPORTING
     PERSON               53,232
      WITH          --------------------------------------------------------
                    8     SHARED DISPOSITIVE POWER

                          28,902
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9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      82,134
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10    CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*

      [ ]
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11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      7.6% of 1,080,338 shares of Common Stock outstanding as of
      December 1, 1999.
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12    TYPE OF REPORTING PERSON*

      IN
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                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                  Item 1(a)
Name of Issuer:  Falmouth Bancorp, Inc. ("Company")

                                  Item 1(b)
Address of Issuer's Principal Executive Office:  20 Davis Straits
                                                 Falmouth, Massachusetts 02540

                                  Item 2(a)
Name of Person Filing:  Santo P. Pasqualucci

                                  Item 2(b)
Address of Principal Business Office
or, if None, Residence:                c/o Falmouth Co-operative Bank
                                       20 Davis Straits
                                       Falmouth, Massachusetts 02540

                                  Item 2(c)
Citizenship:  USA

                                  Item 2(d)
Title of Class of Securities:  Common Stock, par value $0.01 per share
                               ("Common Stock").

                                  Item 2(e)
CUSIP Number:  306763-10-3

                                   Item 3
If this statement is filed pursuant to [SECTIONS]240.13d-1(b) or 240.13d-2(b) or (c): Not applicable.

                                   Item 4
Ownership:

      (a) Amount Beneficially Owned                 82,134

      (b) Percent of Class                             7.6%

      (c) Number of shares as to which
          such person has:

            (i)   sole power to vote or to
                  direct the vote         53,232, which includes the following
                  shares:
                  (1) 10,000 shares allocated under the 1997 Recognition and Retention Plan for Outside Directors, Officers and Employees of Falmouth Bancorp, Inc.;
                  (2)  1,410 shares held directly by Mr. Pasqualucci; and
                  (3) 41,822 shares granted as stock options under the 1997 Stock Option Plan for Outside Directors, Officers and Employees of Falmouth Bancorp, Inc., which are immediately exercisable as of January 21, 2000.

            (ii)  shared power to vote or to
                  direct the vote         28,902, which includes the following
                  shares:
                  (1) 4,875 shares allocated under the Falmouth Co-operative Bank Employee Stock Ownership Plan and Trust;
                  (2)  18,000 shares held in IRA's in Mr. Pasqualucci's name;
                       and
                  (3) 6,027 shares held in trust for the benefit of Mr. Pasqualucci's minor children.

            (iii) sole power to dispose or to
                  direct disposition of   53,232, which includes the following
                  shares:
                  (1) 10,000 shares allocated under the 1997 Recognition and Retention Plan for Outside Directors, Officers and Employees of Falmouth Bancorp, Inc.;
                  (2)  1,410 shares held directly by Mr. Pasqualucci; and
                  (3) 41,822 shares granted as stock options under the 1997 Stock Option Plan for Outside Directors, Officers and Employees of Falmouth Bancorp, Inc., which are immediately exercisable as of January 21, 2000.

            (iv)  shared power to dispose or to
                  direct disposition of   28,902, which includes the following
                  shares:
                  (1) 4,875 shares allocated under the Falmouth Co-operative Bank Employee Stock Ownership Plan and Trust;
                  (2)  18,000 shares held in IRA's in Mr. Pasqualucci's name;
                       and
                  (3) 6,027 shares held in trust for the benefit of Mr. Pasqualucci's minor children.

                                   Item 5
Ownership of Five Percent or Less of a Class:  Not applicable.

                                   Item 6
Ownership of More than Five Percent on Behalf of Another Person: Not applicable.

                                   Item 7
Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: Not applicable.

                                   Item 8
Identification and Classification of Members of the Group:  Not applicable.

                                   Item 9
Notice of Dissolution of Group:  Not applicable.

                                   Item 10
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired or are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       February 2, 2000
                                       -------------------------------------
                                                        Date

                                       /s/ Santo P. Pasqualucci
                                       -------------------------------------
                                                     (Signature)

                                       Santo P. Pasqualucci, President & CEO
                                       ---------------------------------------
                                                     (Name/Title)

      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See [SECTION]240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).



CUSIP No.306763-10-3

13G

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